UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 333-152356                        CUSIP Number 687043109
                       -----------                                     ---------
(Check One):  [X] Form 10-K                   [ ] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: May 31, 2011
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                               OROFINO GOLD CORP.
                            -------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                   Carrera 40, No. 10A-65, Barrio El Poblado
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               Medellin, Colombia
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Orofino Gold Corp, a Nevada corporation ("Orofino"), will not file its Annual Report on Form 10-K for the year ended May 31, 2011 with the Securities and Exchange Commission (the "Commission") by the required due date of August 29, 2011 and it is unlikely that the company will file such Form 10-K with the Commission by September 13, 2011, the date that such Form 10-K would be due under Rule 12b-25(b).

Orofino's Annual Report on Form 10-K for the year ended May 31, 2010, filed on September 7, 2010, did not contain audited financial statements. In addition, the Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 2010, November 30, 2010, and February 28, 2011, filed by Orofino on October 15, 2010, January 20, 2011 and April 14, 2011, respectively, did not contain financial information reviewed by an independent public accounting firm retained by the company. As a result, these reports did not meet the reporting requirements of the rules and regulations promulgated by the Commission.

As reported in its Annual Report on Form 10-K for the year ended May 31, 2010, Orofino is a development stage company that has generated minimal revenues to date and has not been able to sustain profitability. The company has been able to continue operations as a result of cash provided from loans from various third parties to continue operations. These loans are unsecured, to be repaid on demand and at a rate of interest of 10% starting on June 1, 2010. The company has not been able to obtain sufficient funds to meet all of its operating obligations. Therefore, Orofino did not have the financial information contained in the reference Quarterly Reports on Form 10-Q or the Annual Report on Form 10-K reviewed or audited (as applicable).

Orofino continues to be challenged by the current economic environment in its efforts to raise additional funds for operations. As a result, it is only beginning the process of preparing its Annual Report on Form 10-K for the year ended May 31, 2011 (the "Annual Report"). The company intends to prepare the Annual Report with expanded financial and other disclosures in lieu of filing a separate Annual Report on Form 10-K for the year ended May 31, 2010 and Quarterly Reports on Form 10-Q for each of the fiscal quarters ended August 31, 2010, November 30, 2010 and February 28, 2011. Orofino believes that the filing of this expanded annual report will enable the company to provide information to investors in a more efficient manner than separately filing each of the annual and quarterly reports described above. As a result of its financial condition, Orofino has not been able to complete the necessary financial reviews, and does not have available to it, all financial and other information necessary to file the Annual Report by September 13, 2011, the date on which the Annual Report is due in accordance with Rule 12b-25(b). The company will file the Annual Report as soon as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            W. Phillip Whitcomb          (214)             780-1311
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               OROFINO GOLD CORP.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 29, 2011                    By: /s/ Ary M. Pernett
                                             -----------------------------------
                                             Ary M. Pernett, President